With a pristine safety record, proprietary tech & protocol, we're changing life for busy families



kidcaboo.com   New York   in f ⊙   Technology   Female Founder   Service   Transportation   Childcare

Highlights

(1) 🇺🇸Operating in 8 states currently; expected to launch in 4 additional states by fall, 2023

(2) 🤝 Partnership with Tusk Holdings' Pericles Program (helped early stage Uber & Lemonade)

(3) 🚀 Incredible viral and word-of-mouth growth with $0 spent on ads

(5) 😮 Astonishing 96% repeat clients rate

(6) Raised $2.3M total previously

(7) 🚀Total Addressable Market (TAM) of $173B and 53M children in the US alone

(8) High Potential to Gain Market Loyalty; little B2C competition

Our Team



Rebecca Lock   Founder/CEO of Kidcaboo Holdings, Inc

My children are my biggest accomplishments

In 2018, after three years at home with my young children, I received an opportunity to return to a career I loved, producing reality/doc TV. But after an extensive search, I couldn't find someone to drive them to school and activities each day. Devastated, I was forced to turn down the job. I sought to understand this problem and how to solve it.



Ali Ispahany   Interim CTO at Kidcaboo, LLC

Mass Mobile Apps



Eric Morse   CMO at Kidcaboo, LLC



Brittany Labrincha   VP, Driving Nanny Team at Kidcaboo, LLC



Rick Gilman   CIO at Kidcaboo, LLC


I'm an app developer and thrilled to be part of Kidcaboo.


Sandra Phillips Advisor
International Mobility/Ridesharing Architect; MOVMI, Founder


John Gardner Advisor


Mike Lock Advisor
Executive Director at AQR Capital Management

Kidcaboo is a famtech company that offers mobility solutions for children between the ages of 5 and 17 through a high-tech and safe riding environment.

As parents, we spend up to **49 hours/month** driving our children around on a workday. The outcome is easy to guess—severe burnout and continuous workplace issues.

Worse still, the complex demands of modern-day child-bearing eventually result in career breaks, usually (read always) for us, the moms.

Thankfully, there's Kidcaboo!



We are bringing Safety, Flexibility, and Freedom to today's busy parents, specifically working mothers, who should NEVER have to downplay their ambitions

With a lack of choice, many parents today depend on Uber or Lyft to transport their children from schools and extracurricular activities. But traditional ride-sharing companies not only have policies against minors travelling alone, but it's Just Not Safe. Not all families can afford nannies, and school-provided transportation options lack flexibility.

Kidcaboo was designed with the comfort and safety of kids in mind, and it's the most Reliable and Affordable solution that parents have been waiting for. How confident are we about that?

Launched in 2019 with national expansion beginning in February 2022 in TX, the waitlist for our ride in upcoming launch states now ranges from a few 100 to over a 1000! The best part is we have been receiving this overwhelming response through word-of-mouth recommendation, without spending anything on marketing.

HOW KIDCABOO WAS BORN

In 2019, Rebecca Lock was set to start her new job as a reality and documentary TV producer after a three-year break. Like many mothers, Rebecca had temporarily paused her fifteen-year-long and successful career in documentary

and reality TV production to raise her two young children. With her children in school, the timing to go back to a career she loved couldn't have been more perfect. But what sounds like a story with a happy ending backfired miserably!

Rebecca had to turn down the offer because she couldn't find someone to drive her children to and from school and their other after-school activities. Determined to ensure no other moms go through what she did, Rebecca took matters into her own hands.

After initial research within her community and then nationwide, Rebecca realized the pressure on working parents to drive children around was deep-rooted and without any solution. In every case, either a parent had to miss out on their career, or a child had to drop an after-school activity.



To understand the needs and gaps in mobility solutions for children, Rebecca jumped in at the deep end. She drove young children from 6 AM until late at night, often with her kids in tow. She also interacted with families and got a better picture of what parents expect from kids' car services. Most importantly, she realized a vast and untapped opportunity was staring right back at her.



In a few months, Rebecca had completed 800 rides, driven 10,000+miles, and worked with 80+ families! With a strong grasp of the problem, it was now time for a SOLUTION.



OUR SECRET - OVER $1M INVESTED IN SAFETY-ENHANCING TECHNOLOGY AND PROTOCOL

Kidcaboo prioritizes children's safety and peace of mind of parents over everything through advanced mobility tech. It relies on two self-developed apps, AI-driven, real-time dash cams, driver monitoring and GPS tracking, and accident prediction tools. Our team of safety monitors literally watches every

ride via in-car dashcams in real time to ensure rides are happening on time and safely. We are fully insured with innumerable relevant policies and licensed and compliant as a TNC in operational states.



Launches and expansions in metropolitan areas in states across the country are planned in the coming months and years. Designed by a mom for all the moms out there, Kidcaboos are driven by **heavily vetted and experienced Driving Nannies**, making it unique and an instant hit!



Our indirect competitors include traditional rideshares designed for adults, school transportation companies, and B2B children rideshare options.





We are one of the few B2C children's transportation companies, a status that allows us access to licensing in states with vast, almost fully unmet markets.

A SMART INVESTMENT IN A COMPANY WITH A PURPOSE

43% of highly qualified women with children leave their careers or take a career break. As part of the 43%, Rebecca realized how difficult it is for women to get back into the workforce without a lack of support.

Moreover, of full-time working moms with young children, 70% also report handling the vast majority of childcare. Over time, this contributes significantly to gender inequality, pay gaps, missed promotions, and long-term financial impact. Exacerbated by COVID, the impact of the day-to-day childcare responsibilities that fall on, largely speaking, women, are now understood to have set working moms back decades.

The need forwell-designed mobility solution for school-age kids that allows parents to be present at and focus on work, during work hours, was so massive that our adoption rates are astronomical!



THE PROOF LIES IN NUMBERS

We recently launched in TEXAS in February 2022 and saw astronomical growth!



LIMITED NJ BETA TEST 2019-2020, REGARDLESS OF GEOGRAPHIC REGION.

Our Waitlist of Clients within Weeks is Staggering

kidcaboo

Kidcaboo's Market

Our parents tend to be busy, educated , carrier-oriented

TAM   SAM   SOM



Ride revenue available from all U.S School-age Children (~5-17)

Ride revenue available from all U.S School-age Children in families earning a combined $100,000+/yr.

Ride revenue available from all U.S School-age Children in families earning a combined $100,000+/yr, living in/near a metro areas.

THE ROAD AHEAD



We also project an exit in around 5 years (via an acquisition or IPO), after reaching unicorn status and >1B annual revenue prior to that time. Neither future outcome can be guaranteed.

Unlike school-connected indirect competitors like HopSkipDrive and Zum, Kidcaboo scales rapidly within and across states and should be in about ten states within the year, exceeding numbers in our conservative model.

JOIN US IN OUR GROWTH JOURNEY



We have already raised ~1.25M thus far in seed funding. We have a powerful partnership with **Tusk Holdings' Pericles Group**, an advisory group focused on helping startups break through roadblocks. Pericles Group is pivotal in our growth journey, having helped companies like **Uber and Lemonade**.





We have a powerful partnership with Tusk Holdings' Pericles Group, an advisory group focused on helping startups break through roadblocks.



$1.25M
raised





THE KIDCABOO TEAM IS MOVING FAMILIES FORWARD



In 2003, The New York Times published an article on why working mothers are becoming part of what's popularly known as the "opt-out revolution." It's not like mothers never intend to get back to work after childbirth. It's just that there are too many barriers limiting her growth. What's concerning is that not much has changed in 20 years...

It's time for a revolution, and Kidcaboo is on a mission to change the playing field, starting with safe transportation for children so that mothers don't have to choose between a career and family.

BE A PART OF OUR GROWTH. LET'S DO THIS! LET'S BRING BACK THE 43% OF QUALIFIED WOMEN WHERE THEY BELONG WHILE CREATING A SAFER FUTURE FOR OUR CHILDREN

